PACIFIC NORTH WEST CAPITAL CORP.

Charter of the Audit Committee of the Board of Directors

Amended, ratified and adopted by the Board of Directors on June 28, 2010

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Pacific North West Capital Corp. (“PFN”) is to provide an open avenue of communication between PFN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of PFN’s financial reporting and disclosure practices; process for identifying the principal financial risks of PFN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of PFN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, PFN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight. It is not the responsibility of the Committee to determine that PFN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of PFN’s financial statements in accordance with generally accepted accounting principles.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of PFN, or PFN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to PFN’s books and records and has the authority to retain, at PFN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties. Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee. The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, PFN, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointmentshall become, financially literate as determined by the Board. Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its member, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

Responsibilities

A. With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

The Committee shall review PFN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities. The Committee shall review PFN’s annual audited financial statements and report thereon tprior to their being filed with the appropriate regulatory authorities.

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review PFN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B. With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors. The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

The Committee shall review the performance of the Auditors.

The Committee shall annually recommend to the Board the appointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant. The Board will set the compensation for the Auditors.

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and PFN. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

PFN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.

The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C. Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the

Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing PFN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing PFN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.